PEYTO

Energy Trust

May 10, 2006

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces First Quarter 2006 results"dated May 10, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust

Jennifer Sharp
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Exemption # 34773

NEWS RELEASE

MAY 10, 2006 **SYMBOL: PEY.UN – TSX**

PEYTO ENERGY TRUST ANNOUNCES FIRST QUARTER 2006 RESULTS

CALGARY, ALBERTA – Peyto Energy Trust ("Peyto") is pleased to present the operating and financial results for the first quarter of the 2006 fiscal year. Peyto has a solid foundation made up of high quality long life natural gas assets and an eight year track record of successfully achieving premium returns on the capital we invest. We continue to design, drill and build our own assets in Alberta's premier gas exploration area, the Deep Basin.

The following summarizes the Trust's foundation.

- Long reserve life - Proved 13.6 years, Proved Plus Probable 18.9 years at the end of 2005
- Low operating costs - $1.81/boe, three months ending March 31, 2006
- Low base general and administrative costs - $0.06/boe, three months ending March 31, 2006
- High revenue per boe - $53.57/boe, before hedging, three months ending March 31, 2006
- High field netback – $40.02/boe, three months ending March 31, 2006
- High operatorship – we operate over 95% of our production
- Low cash distribution payout ratio – cash distributions were 44% of funds from operations for the three months ended March 31, 2006
- Low debt to funds from operations ratio – 1.18 (net debt, before provision for future compensation, divided by annualized first quarter 2006 funds from operations)
- Distribution growth – distributions have been increased 5 times and are now 87% higher than when the trust was formed in July 2003.
- Since inception, Peyto has raised a total of $381 million issuing units from treasury, accumulated earnings of $381 million, and distributed $313 million to unitholders
- Transparent capital structure - no convertible debentures, no exchangeable shares, no stock options, no warrants

The following summarizes performance highlights of the business for the first quarter of 2006.

- Production growth - production increased 5% from 21,511 boe/d in the first quarter of 2005 to 22,622 boe/d in the first quarter of 2006
- Production per unit - decreased 3% per trust unit from the first quarter of 2005, after adjusting for debt and future unrealized performance based compensation
- Per unit funds from operations growth – grew 10% from the previous year to $0.76/unit
- Hedging – we had a $4.6 million hedging gain for the quarter versus a hedging loss of $22.4 million in the fourth quarter of 2005, and a hedging gain of $1.1 million in the first quarter of 2005
- Capital expenditures – $145 million was invested into finding and developing new natural gas reserves
- Distributions per unit increased by 27% from the first quarter of 2005 while the cash payout ratio remained low at 44% compared to 45% in the first quarter of 2005. A total of $41.5 million or $0.40 per unit was distributed to unitholders in the first quarter of 2006.

Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

	3 Months Ended Mar. 31		%
	2006	2005	Change
Operations			
Production			
Natural gas (mcf/d)	**110,878**	103,043	*8%*
Oil & NGLs (bbl/d)	**4,143**	4,337	*(4)%*
Barrels of oil equivalent (boe/d @ 6:1)	**22,622**	21,511	*5%*
Product prices			
Natural gas ($/mcf)	**9.26**	7.81	*19%*
Oil & NGLs ($/bbl)	**57.12**	55.52	*3%*
Operating expenses ($/boe)	**1.81**	1.22	*48%*
Transportation ($/boe)	**0.63**	0.68	*(7)%*
Field netback ($/boe)	**40.02**	35.50	*13%*
General & administrative expenses ($/boe)	**0.06**	0.06	-
Interest expense ($/boe)	**1.36**	0.97	*40%*
Financial ($000, except per unit)			
Revenue	**113,717**	94,069	*21%*
Royalties (net of ARTC)	**27,258**	21,672	*26%*
Funds from operations	**78,617**	66,636	*18%*
Funds from operations per unit*	**0.76**	0.69	*10%*
Total distributions	**41,517**	30,472	*36%*
Total distributions per unit*	**0.40**	0.315	*27%*
Payout ratio	**53**	46	*15%*
Cash distributions (net of DRIP)	**34,665**	29,982	*16%*
Payout ratio	**44**	45	*(2)%*
Earnings	**45,293**	37,431	*21%*
Earnings per diluted unit*	**0.44**	0.385	*14%*
Capital expenditures	**145,094**	99,074	*46%*
Weighted average trust units outstanding*	**103,910,640**	96,664,210	*7%*
As at March 31			
Net debt (before future compensation expense)	**372,073**	280,959	
Unitholders' equity	**449,414**	217,728	
Total assets	**1,037,191**	675,290	

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

	12 Months Ended Mar. 31	
	2006	2005
Net Earnings	**45,293**	37,431
Items not requiring cash:		
Non-cash provision for (recovery of) performance based compensation	**4,822**	3,927
Future income tax expense	**8,677**	12,469
Depletion, depreciation and accretion	**19,825**	12,809
Funds from operations [(1)]	**78,617**	66,636

[(1)] *Funds from operations*

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before performance based compensation, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

Quarterly Review

Peyto had its most active quarter ever investing $145 million into finding and developing new natural gas reserves. Capital expenditures consisted of buying land, shooting seismic, drilling, completing and connecting gas wells and constructing gas processing infrastructure. A record $11 million was invested acquiring lands that expand our inventory of future drilling prospects. In addition, a total of $5 million was spent on seismic programs as part of our exploration process.

Peyto drilled and cased 40 gross (30 net) wells in the quarter while completing 62 gross (48 net) gas zones. We spent $101 million on drilling exploratory and development wells in the first quarter. We estimate that increases in service costs have increased drilling related costs by 15% to 20% from the previous year. Wellsite equipment and pipelines expenditures, which were required to bring new wells on production, totaled $16 million for the quarter. We were able to bring on production 49 gross (44 net) zones during the quarter. At year end the value and reserves associated with these wells will be moved into the proved producing category.

As part of the full cycle of developing our reserves, we also completed construction of a new 20 mmcf/d natural gas processing plant in mid March 2006 located west of Sundance in the Wildhay area. This gas plant accounted for $12 million of the capital expenditures for the first quarter. We now own and operate over 175 mmcf/d of natural gas processing capacity in the Deep Basin area.

Average production for the quarter was up 5% from Q1 2005 to 22,622 boe/d comprised of 111 mmcf/d of gas and 4,143 bbls/d of oil and natural gas liquids. As the Wildhay gas plant came on production late in the first quarter, production associated with the new plant had minimal affect on the average production for the quarter.

Gas prices after hedging averaged $9.26/mcf, which was 12% lower than the previous quarter and 19% higher than the first quarter of 2005. Oil and natural gas liquids price after hedging averaged $57.12/bbl for the quarter, which was 2% lower than the previous quarter and 3% higher than a year ago.

Peyto's industry leading operating costs averaged $1.81/boe in the first quarter down 7% from the previous quarter. In our estimation, any increase in operating costs due to a maturing producing base will be more than offset by a reduction in the royalty rate, resulting in a higher netback per boe. Our design, drill and build approach continues to deliver assets with operating costs that are roughly one quarter the sector average.

After review of the annual independent engineering evaluation of Peyto's reserves, our banking syndicate increased our credit facilities from $350 million to $450 million. In our opinion this is confirmation of the value we have been able to create with our design, drill and build approach.

Activity Update

To date in 2006, Peyto has drilled 46 gross (36 net) gas wells. We have brought on production 63 gross (54 net) zones accounting for approximately 3,300 boe/d of new production so far in 2006. At this time, we have 21 gross (19 net) wells with over 32 net zones awaiting completion and tie-in. As with past years, the rate we are drilling and developing our reserves far exceeds the rate at which we are producing or depleting our assets.

We are scheduled to complete another 20 mmcf/d gas processing facility located in the Nosehill area by August 2006. With this new gas plant, we expect to have enough capacity to handle our current developed non producing gas volumes. Our new Wildhay gas plant is currently producing 16 mmcf/d of gross sales gas

with our net share being approximately 2,400 boe/d. Current production for the trust is 23,800 boe/d, which is 7% higher than the 2005 exit rate.

Historically May and June have been the wettest months in our area of operations. During the next few months, we intend to slow the pace of our drilling and catch up on our completion and tie-in program.

Marketing

Peyto's marketing strategy is designed to smooth out short term fluctuations in the price of both natural gas and natural gas liquids through future sales. It is meant to be methodical and consistent and to avoid speculation. In general this approach will show hedging losses when short term prices climb and hedging gains when short term prices fall. This forward price averaging gives stability to both our monthly distributions and capital expenditure program.

Our first quarter natural gas price, before hedging, averaged $8.63/mcf, which was 14% higher than the previous year. Natural gas prices on the spot daily index for the first quarter decreased by 33% from the fourth quarter of 2005. Peyto's gas price after hedging fell by 12% from the fourth quarter of 2005. Hedges for the first quarter of 2006 increased Peyto's combined gas and liquids price by $2.28/boe. We had a hedging gain of $4.6 million for the first quarter versus a hedging loss of $22.4 million in the fourth quarter of 2005.

As at March 31, 2006, Peyto had committed to the forward sale of 238,100 barrels of crude oil at an average price of $72.68 per barrel and 19,635,000 gigajoules (GJ) of natural gas at an average price of $8.88 per GJ. Peyto's current forward sale volume for 2006 represents 52% of our current gas production net of royalties and 25% of our current liquids production net of royalties. Based on the historical heating value of Peyto's natural gas, the price per mcf on the forward sale will be $10.39, which is 12% higher than the price Peyto realized in the first quarter of 2006.

Outlook

Peyto's technical team continues to demonstrate the ability to design, drill and build producing assets with lower costs and longer reserve life than acquisitions or mergers would provide. Our drilling inventory, current hedges and low operating costs will allow us to continue to put more assets into our "reserve bank" than we will be distributing to unitholders. For the remainder of 2006, it is our current intention to balance capital expenditures with the available bank lines and cashflow after cash distributions.

If you understand the value of your own capital and are interested in understanding the value of Peyto, we suggest you visit the Peyto website at www.peyto.com where you will find a wealth of information designed to inform and educate investors.

Conference Call and Webcast

A conference call will be held with the senior management of Peyto to answer questions with respect to the 2006 first quarter results on Thursday, May 11, 2006 at 9:00 a.m. Mountain Standard Time (MST), 11:00 a.m. Eastern Standard Time (EST). To participate live by phone, please call 1-800-366-7449 for all participants. The conference call will also be available on replay by calling 1-416-640-1917 (Toronto area) or 1-877-289-8525 for all other parties, using passcode 21188333 followed by the pound key. The replay will be available at 11:00 a.m. MST, 1:00 p.m. EST Thursday, May 11, 2006 until midnight EST on Thursday, May 18, 2006. The conference call can also be accessed through the internet at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1475320 for the English version or http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID=1475320 for the French version. The archived conference call will be available on the Peyto website at www.peyto.com.

Annual General Meeting

The Trust's Annual General Meeting of Unitholders is scheduled for 2:30p.m. on Tuesday, May 16, 2006 at the Sheraton Suites Calgary Eau Claire, 255 Barclay Parade Avenue SW, Calgary, Alberta.

Don T. Gray
President and Chief Executive Officer
May 10, 2006

Certain information set forth in this document and Management's Discussion and Analysis, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management's discussion and analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the period ended March 31, 2006 and the audited consolidated financial statements of Peyto Energy Trust ("Peyto") for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

The Trust was created by way of a Plan of Arrangement effective July 1, 2003 which reorganized Peyto Exploration & Development Corp. ("PEDC") from a corporate entity into a trust. Accordingly, the consolidated financial statements were reported on a continuity of interests basis. As such, comparative figures for the periods prior to July 1, 2003 are the financial results of PEDC. This discussion provides management's analysis of Peyto's historical financial and operating results and provides estimates of Peyto's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. Readers should be aware that historical results are not necessarily indicative of future performance. This MD&A was prepared using information that is current as of May 9, 2006. Additional information about Peyto, including the most recently filed annual information form is available at www.sedar.com.

Certain information set forth in this Management's Discussion and Analysis, including management's assessment of the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive there from. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management uses funds from operations to analyze the operating performance of its energy assets. In order to facilitate comparative analysis, funds from operations is defined throughout this report as earnings before performance based compensation, non-cash and non-recurring expenses. We believe that funds from operations is an important parameter to measure the value of an asset when combined with reserve life. Funds from operations is not a measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, funds from operations, as defined by Peyto, may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds from operations should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Funds from operations cannot be assured and future distributions may vary.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (mcf) are converted to barrels of oil equivalent (boe) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (bbl).

Recently, proposed new legislation to restrict foreign ownership was issued in draft form by the Department of Finance and has prompted all trusts, including Peyto, to review their capital structures. To the best of our knowledge, Peyto's foreign ownership level currently stands at approximately 23.9 percent, well below the level that would jeopardize Peyto's status as a mutual fund trust under this proposed legislation. A few trusts have reorganized, or propose to reorganize, their units into a dual class structure with the objective of restricting foreign ownership to less than 50 percent and therefore retaining their status as a mutual fund trust. Peyto is an active supporter of the efforts of the Canadian Association of Income Funds (CAIF) which is attempting to have the Department of Finance reconsider components of the proposed legislation. The Department of Finance has subsequently announced that they are taking more time to consider the proposed legislation. The Trust will continue to monitor these developments and if it is deemed appropriate, propose an amendment to its capital structure.

OVERVIEW

Peyto is a Canadian energy trust involved in the development and production of natural gas in Alberta's deep basin. As at December 31, 2005, we had total proved plus probable reserves of 153.4 million barrels of oil equivalent with a reserve life of 18.9 years as evaluated by our independent petroleum engineers. Our production is weighted as to approximately 83% natural gas and 17% natural gas liquids and oil.

The Peyto model is designed to deliver growth in its assets, production and income, all on a per unit basis. The model is built around three key principles:

- Using our technical expertise to achieve the best return on capital employed, through the development of internally generated drilling projects.
- A low payout ratio designed to efficiently fund our growing inventory of drilling projects.
- Having an asset base which is made up of high quality long life natural gas reserves.

Operating results over the last seven years indicate that we have successfully implemented these principles. Our business model makes Peyto a truly unique energy trust.

QUARTERLY FINANCIAL INFORMATION

	2006		2005				2004	
($000 except per unit amounts)	**Q1**	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenue (net of royalties)	**86,459**	94,111	84,912	73,473	72,397	66,024	59,337	53,853
Funds from operations	**78,617**	86,607	77,179	66,548	66,636	60,334	54,211	48,548
Per unit – basic*	**0.76**	0.85	0.78	0.69	0.69	0.65	0.60	0.53
Per unit – diluted*	**0.76**	0.85	0.78	0.69	0.69	0.65	0.60	0.53
Earnings (loss)	**45,293**	60,745	37,702	25,690	37,431	(2,558)	21,650	30,347
Per unit – basic*	**0.44**	0.60	0.38	0.27	0.39	(0.03)	0.24	0.33
Per unit – diluted*	**0.44**	0.60	0.38	0.27	0.39	(0.03)	0.24	0.33

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

RESULTS OF OPERATIONS

Production

	Three Months ended Mar. 31	
	2006	2005
Natural gas (mmcf/d)	**110.9**	103.0
Oil & natural gas liquids (bbl/d)	**4,143**	4,337
Barrels of oil equivalent (boe/d)	**22,622**	21,511

Natural gas production averaged 110.9 mmcf/d in the first quarter of 2006, 8 percent higher than the 103.0 mmcf/d reported for the same period in 2005. Oil and natural gas liquids production averaged 4,143 bbl/d, a decrease of 4 percent from 4,337 bbl/d reported in the prior year. First quarter production increased 5 percent from 21,511 boe/d to 22,622 boe/d. The production increases are directly attributable to Peyto's ongoing drilling program.

Commodity Prices

	Three Months ended Mar. 31	
	2006	2005
Natural gas ($/mcf)	**8.63**	7.59
Hedging – gas ($/mcf)	**0.63**	0.22
Natural gas – after hedging ($/mcf)	**9.26**	7.81
Oil and natural gas liquids($/bbl)	**61.45**	57.82
Hedging – oil ($/bbl)	**(4.33)**	(2.30)
Oil and natural gas liquids – after hedging ($/bbl)	**57.12**	55.52
Total Hedging ($/boe)	**2.28**	0.73

Our natural gas price before hedging averaged $8.63/mcf during the first quarter of 2006, an increase of 14 percent from $7.59/mcf reported for the equivalent period in 2005. Oil and natural gas liquids prices averaged $61.45/bbl up 6 percent from $57.82/bbl a year earlier. Hedging activity for the first quarter of 2006 accounted for $2.28/boe of Peyto's price achieved. Expectations are for commodity prices to remain strong relative to historical pricing.

Revenue

	Three Months ended Mar. 31	
($000)	**2006**	2005
Natural gas	**86,162**	70,421
Oil and natural gas liquids	**22,911**	22,567
Hedging gain (loss)	**4,644**	1,081
Total revenue	**113,717**	94,069

For the three months ended March 31, 2006, gross revenue increased 21 percent to $113.7 million from $94.1 million for the same period in 2005. The increase in revenue for the period was a result of increased commodity prices and production volumes as detailed in the following table:

	Three Months ended Mar. 31			
	2006	2005	Change	**$million**
Natural gas				
Volume (mcf/d)	**110,878**	103,043	7,835	
Volume (mmcf)	**9,979**	9,274	705	**5.5**
Price ($/mcf)	**9.26**	7.81	1.45	**14.4**
Oil & NGL				
Volume (bbl/d)	**4,143**	4,337	(194)	
Volume (mbbl)	**373**	390	(17)	**(0.9)**
Price ($/bbl)	**57.12**	55.52	1.60	**0.6**
Total revenue ($million)	**113.7**	94.1		**19.6**

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial government of Alberta. Alberta gas crown royalties are invoiced on the Crown's share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances.

	Three Months ended Mar. 31	
	2006	2005
Royalties, net of ARTC ($000)	**27,258**	21,672
% of sales	**24.1**	23.2
$/boe	**13.39**	11.19

For the first quarter of 2006, royalties averaged $13.39/boe or approximately 24.1 percent of Peyto's total petroleum and natural gas sales. The royalty rate expressed as a percentage of sales, will fluctuate from period to period due to the fact that the Alberta Reference Price can differ significantly from the commodity prices obtained by the Trust.

Operating Costs & Transportation

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party gas reduces operating expenses.

	Three Months ended Mar. 31	
	2006	2005
Operating costs ($000)		
Field expenses	**5,396**	3,825

Processing and gathering income	**(1,720)**	(1,462)
Total operating costs	**3,676**	2,363
$/boe	**1.81**	1.22
Transportation	**1,274**	1,316
$/boe	**0.63**	0.68

Operating costs were $3.7 million in the first quarter of 2006 compared to $2.4 million during the same period a year earlier. As Peyto's producing well count increased, the fixed cost structure associated with these wells combined with a general inflationary effect of over 20% in the service sector caused the overall cost increase. On a unit-of-production basis, operating costs averaged $1.81/boe in the first quarter of 2006 compared to $1.22/boe for the first quarter of 2005.

Netbacks

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. The primary factors that produce Peyto's strong netbacks are a low cost structure and the high heat content of our natural gas that results in higher commodity prices.

	Three Months ended Mar. 31	
($/boe)	**2006**	2005
Sale Price	**55.85**	48.59
Less:		
Royalties	**13.39**	11.19
Operating costs	**1.81**	1.22
Transportation	**0.63**	0.68
Operating netback	**40.02**	35.50
General and administrative	**0.06**	0.06
Interest on long-term debt	**1.36**	0.97
Capital tax	**-**	0.05
Cash netback	**38.60**	34.42

General and Administrative Expenses

	Three Months ended Mar. 31	
	2006	2005
G&A expenses ($000)	**2,053**	1,411
Overhead recoveries	**(1,927)**	(1,300)
Net G&A expenses	**126**	111
$/boe	**0.06**	0.06

General and administrative expenses before overhead recoveries increased to $2.1 million in the first quarter of 2006, as compared to $1.4 million for the same period in 2005 primarily due to staffing increases required to manage our active drilling program and increasing property base. Net of overhead recoveries associated with our capital expenditures program, general and administrative costs remained flat at $0.06 per boe.

Interest Expense

	Three Months ended Mar. 31	
	2006	2005
Interest expense ($000)	**2,767**	1,871
$/boe	**1.36**	0.97

First quarter 2006 interest expense was $2.8 million or $1.36/boe compared to $1.9 million or $0.97/boe a year earlier. During 2006, average debt levels have increased to partially fund Peyto's capital expenditures program. Interest rates continue to be favourable and are not expected to increase substantially in the short-term. The average interest rate for the first quarter of 2006 was 4.10% compared to 4.04% for the first quarter of 2005.

Depletion, Depreciation and Accretion

The 2006 first quarter provision for depletion, depreciation and accretion totaled $19.8 million as compared to $12.8 million in 2005. On a unit-of-production basis, depletion, depreciation and accretion costs averaged $9.74/boe as compared to $6.62/boe in 2005. While the depletion rate has decreased 8% from the first quarter of 2005, the increase in the provision for depletion, depreciation and accretion costs is attributable to the increased cost of finding and developing new reserves.

Income Taxes

The current provision for future income tax decreased to $8.7 million for the first quarter of 2006 from $12.5 million for the same period in 2005. This decrease is primarily due to increased capital activity generating higher tax pools.

MARKETING

Commodity Price Risk Management

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counter-parties for the purpose of protecting a portion of its future revenues from the volatility of oil and natural gas prices. During the first quarter of 2006, we recorded a hedging gain of $4.6 million as compared to a hedging gain of $1.1 million in the first quarter of 2005. As set out under the section "Critical Accounting Estimates", we adopted, effective January 1, 2004, the CICA Accounting Guideline 13 with respect to Hedging Relationships. A summary of contracts outstanding in respect of the hedging activities are as follows:

Crude Oil Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
April 1 to June 30, 2006	Fixed price	200 bbl	$64.75/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$64.62/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$68.64/bbl
April 1 to June 30, 2006	Fixed price	300 bbl	$76.00/bbl
April 1 to June 30, 2006	Fixed price	200 bbl	$81.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$70.00/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$72.15/bbl
July 1 to September 30, 2006	Fixed price	300 bbl	$75.40/bbl
July 1 to September 30, 2006	Fixed price	200 bbl	$80.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$69.40/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$71.10/bbl
October 1 to December 31, 2006	Fixed price	200 bbl	$79.00/bbl

Natural Gas Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.10/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.20/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.35/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.45/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.61/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$7.75/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$9.30/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$10.60/GJ
April 1 to October 31, 2006	Fixed price	5,000 GJ	$10.60/GJ
April 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.27/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$8.71/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.00/GJ

Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.05/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.06/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.28/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$11.40/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$11.60/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$9.65/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	5,000 GJ	$10.25/GJ
Apr. 1, 2007 to October 31, 2007	Fixed price	5,000 GJ	$8.60/GJ

Commodity Price Sensitivity

Our low operating costs, low distribution ratio and long reserve life reduce our sensitivity to changes in commodity prices.

Currency Risk Management

The Trust is exposed to fluctuations in the Canadian/US dollar exchange ratio since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars. In the short term, this risk is mitigated indirectly as a result of our commodity hedging strategy as we hedge at Canadian prices. Over the long term, the Canadian dollar tends to rise as oil prices rise. There is a similar correlation between oil and gas prices. Currently we have not entered into any agreements to further manage this specific risk.

Interest Rate Risk Management

The Trust is exposed to interest rate risk in relation to interest expense on its revolving demand facility. Currently we have not entered into any agreements to manage this risk. At March 31, 2006, the increase or decrease in earnings for each 100 bps change in interest rate paid on the outstanding revolving demand loan amounts to approximately $2.7 million per annum.

LIQUIDITY AND CAPITAL RESOURCES

Funds from Operations

	Three Months ended Mar. 31	
($000)	**2006**	2005
Net earnings	**45,293**	37,431
Items not requiring cash:		
Non-cash provision for performance based compensation	**4,822**	3,927
Future income tax expense	**8,677**	12,469
Depletion, depreciation & accretion	**19,825**	12,809
Funds from operations	**78,617**	66,636

For the quarter ended March 31, 2006, funds from operations totaled $78.6 million or $0.76 per unit, representing an 18 percent increase from the $66.6 million, or $0.69 per unit during the same period in 2005. Peyto's policy is to distribute approximately 50% of funds from operations to unitholders while retaining the balance to fund its growth oriented capital expenditures program. Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our funds from operations and capital expenditure budget. Accordingly, we assess results throughout the year and revise our operational plans as necessary to reflect the most current information.

Our revenues will be impacted by drilling success and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $350 million including a $330 million revolving facility and a $20 million operating facility. Available borrowings are limited by a borrowing base, which is based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a one year and one day non-revolving term loan. The loan has therefore been classified as long-term on the balance sheet. The average borrowing rate for the first quarter of 2006 was 4.1% (2005 – 3.6%). Subsequent to March 31, the Trust's banking syndicate has agreed to increase the credit facilities to $450 million.

At March 31, 2006, $300 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At March 31, 2006, we had a working capital deficit of $84.4 million.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from equity issued will be sufficient to finance our current operations and planned capital expenditure program. Every year since Peyto started our capital expenditures have grown. We expect that this will again be the case in 2006. The total amount of capital we ultimately invest in 2006 will be driven by the number and quality of projects we generate. Capital will only be invested if it meets the long term objectives of the trust. The majority of our capital program will involve drilling, completion and tie-in of low risk development gas wells. During the year, Peyto will be constructing a second new gas plant to ensure that we can efficiently access the new reserves we are finding. Peyto has the flexibility to match planned capital expenditures to actual cash flow.

Capital

Peyto implemented a Distribution Reinvestment Plan ("DRIP") effective with the March 2005 distribution whereby eligible unitholders may elect to reinvest their monthly cash distributions in additional trust units at a 5% discount to market price. On November 21, 2005 the DRIP plan was amended to incorporate an Optional Trust Unit Purchase Plan ("OTUPP") which provides unitholders enrolled in the DRIP with the opportunity to purchase additional trust units from treasury using the same pricing as the DRIP.

Subsequent to March 31, 2006 451,578 trust units (113,879 pursuant to the DRIP and 337,699 pursuant to the OTUPP) were issued for net proceeds of $10,828,830. Subsequent to the issuance of these units, 104,481,613 trust units were outstanding (March 31, 2006 – 104,030,035).

Authorized: Unlimited number of voting trust units
Issued and Outstanding:

Trust Units (no par value)	Number of Shares/Units	Amount $
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)
Trust units issued pursuant to DRIP	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued by public offering	5,000,000	152,750,000
Trust unit issue costs	-	(8,054,775)
Trust units issued pursuant to DRIP	279,561	7,448,146
Trust units issued pursuant to OTUPP	206,452	4,800,000
Balance, December 31, 2005	102,333,847	328,735,910
Trust units issued by private placement	1,393,940	34,378,613
Trust units issued pursuant to DRIP	210,945	4,871,521
Trust units issued pursuant to OTUPP	91,303	2,060,662
Balance, March 31, 2006	**104,030,035**	**370,046,706**

Performance Based Compensation

The Trust awards performance based compensation to employees and key consultants annually. The performance based compensation is comprised of market and reserve value based components.

The reserve value based component is 3% of the incremental increase in value, if any, as adjusted to reflect changes in debt, equity and distributions, of proved producing reserves calculated using a constant price at December 31 of the current year and a discount rate of 8%. This methodology can generate interim results which vary significantly from the final compensation paid. No provision for the reserve value based component was recorded for the first quarter of 2006.

Under the market based component, rights with a three year vesting period are allocated to employees and key consultants. The number of rights outstanding at any time is not to exceed 7% of the total number of trust units outstanding. At December 31 of each year, all vested rights are automatically cancelled and, if applicable, paid out in cash. Compensation is calculated as the number of vested rights multiplied by the total of the market appreciation (over the price at the date of grant) and associated distributions of a trust unit for that period. A tax factor of 1.333 is then applied to determine the amount to be paid.

Based on the five day weighted average trading price of the trust units for the period ended March 31, 2006, compensation costs related to 4.5 million non-vested rights, with an average grant price of $22.57, total $4.8 million. The Trust records a non-cash provision for future compensation expense over the life of the rights. The cumulative provision totals $15 million of which $4.8 million was recorded in the three months ending March 31, 2006.

Capital Expenditures

Net capital expenditures for the first quarter of 2006 totaled $145 million. Exploration and development related activity represented $101 million or 70% of the total, while expenditures on facilities, gathering systems and equipment totaled $28.2 million or 19.5% of the total. The following table summarizes capital expenditures for the quarter.

	Three Months ended Mar. 31	
($000)	**2006**	2005
Land	**10,631**	2,377
Seismic	**5,137**	994
Drilling – Exploratory & Development	**100,988**	73,526
Production Equipment, Facilities & Pipelines	**28,241**	22,184
Acquisitions & Dispositions	**-**	-
Office Equipment	**97**	(7)
Total Capital Expenditures	**145,094**	99,074

Distributions

	Three Months ended Mar. 31	
	2006	2005
Funds from operations ($000)	**78,617**	66,636
Total distributions ($000)	**41,517**	30,472
Total distributions per unit ($)*	**0.40**	0.315
Payout ratio (%)	**53**	46
Cash distributions ($000) (net of DRIP)	**34,665**	29,982
Payout ratio (%)	**44**	45

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. As participation in the DRIP is optional and fluctuates monthly, the payout ratio of 50 percent is based on total distributions including those settled in units pursuant to the DRIP. Management is prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. For Canadian income tax

purposes distributions made are considered a combination of income and return of capital. The portion that is return of capital reduces the adjusted cost base of the units.

Contractual Obligations

The Trust is committed to payments under operating leases for office space as follows:

	$
2006	715,112
2007	953,484
2008	1,096,641
2009	1,096,641
2010	1,096,641
2011	1,096,641
	6,055,160

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts as discussed further in the Hedging section.

RELATED PARTY TRANSACTIONS

During the period, the Trust paid $620,218 to a company with a shareholder who is also a director of the Trust, related to a joint venture capital project. Included in accounts receivable at March 31, 2006 is $659,709 owing from the company for the related cash call.

An officer of the Trust is a partner of a law firm that provides legal services to the Trust. The fees charged are based on standard rates and time spent on matters pertaining to the Trust and its subsidiaries. For the first quarter of 2006, the accrued and actual legal fees totaled $31,747.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Peyto units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential Unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the *Income Tax Act* (Canada) and, accordingly, Trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base (ACB) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

During the first quarter of 2006, the Trust paid distributions to the unitholders in the amount of $41.5 million (2005 - $30.5 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit
January 2006	January 31, 2006	February 15, 2006	$0.12
February 2006	February 28, 2006	March 15, 2006	$0.14
March 2006	March 31, 2006	April 14, 2006	$0.14

US Taxpayers

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors.

RISK MANAGEMENT

Investors who purchase our units are participating in the net funds from operations from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the funds from operations paid to investors and the value of the units are subject to numerous risks inherent in the oil and natural gas industry.

Our expected funds from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Peyto's marketing strategy is designed to smooth out short term fluctuations in the price of both natural gas and natural gas liquids through future sales. It is meant to be methodical and consistent and to avoid speculation.

Although our focus is on internally generated drilling programs, any acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on our team and perform appropriate levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; if appropriate, re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to attempt to ensure accretive results to the unitholders.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against certain potential losses.

The value of our Trust units is based on among other things, the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. The reserves committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure, to the best of our knowledge that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are, to the best of our knowledge, in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to maintain substantial rates of growth, we must continue reinvesting in, drilling for or acquiring petroleum and natural gas. Our capital expenditure program is funded primarily through funds from operations, debt and equity.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer ("CEO") and Vice President, Finance ("VPF"), on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the period covered by this report, Peyto's management evaluated the effectiveness of the design and operation of its disclosure controls and procedures, under the supervision of, and with the participation of the CEO and VPF. Based on this evaluation, the CEO and VPF have concluded that Peyto's disclosure controls and procedures, as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers Annual and Interim Filings are effective to ensure that material information relating to Peyto is made known to management on a timely basis and is included in this report.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent to the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is an analytical process of estimating underground accumulations of oil and natural gas that can be difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust's oil and natural gas properties and the rate of depletion of the oil and natural gas properties as well as the calculation of the reserve value based compensation. Actual production, revenues and expenditures with respect to the Trust's reserves will likely vary from estimates, and such variances may be material.

The Trust's estimated quantities of proved and probable reserves at December 31, 2005 were audited by independent petroleum engineers Paddock Lindstrom & Associates Ltd. Paddock has been evaluating reserves in this area and for Peyto for 7 consecutive years.

Depletion and Depreciation Estimate

We follow the full cost method of accounting for petroleum and natural gas operations whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

All costs of exploring for and developing petroleum and natural gas reserves, together with the costs of production equipment, are depleted and depreciated on the unit-of-production method based on estimated

gross proven reserves. Petroleum and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content (6 mcf to 1 barrel of oil).

Costs of acquiring unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Full Cost Accounting Ceiling Test

The carrying value of property, plant and equipment is reviewed at least annually for impairment. Impairment occurs when the carrying value of the assets is not recoverable by the future undiscounted cash flows. The ceiling test is based on estimates of proved reserves, production rates, estimated future petroleum and natural gas prices and costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material. Any impairment would be charged as additional depletion and depreciation expense.

Asset Retirement Obligation

The asset retirement obligation is estimated based on existing laws, contracts or other policies. The fair value of the obligation is based on estimated future costs for abandonment and reclamation discounted at a credit adjusted risk free rate. The liability is adjusted each reporting period to reflect the passage of time and for revisions to the estimated future cash flows, with the accretion charged to earnings. By their nature, these estimates are subject to measurement uncertainty and the impact on the financial statements could be material.

Future Market Performance Based Compensation

The provision for future market based compensation is estimated based on current market conditions, distribution history and on the assumption that all outstanding rights will be paid out according to the vesting schedule. The conditions at the time of vesting could vary significantly from the current conditions and may have a material effect on the calculation.

Reserve Value Performance Based Compensation

The reserve value based compensation is calculated using the 2005 year end independent reserves evaluation which was completed in January 2006. A quarterly provision for the reserve value based compensation is calculated using estimated proved producing reserve additions adjusted for changes in debt, equity and distributions. Actual proved producing reserves additions and forecasted commodity prices could vary significantly from those estimated and may have a material effect on the calculation.

Income Taxes

The determination of the Trust's income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from that estimated and recorded.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income, Financial Instruments and Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865) which will be effective for the reporting year end 2007. The new standards will bring Canadian rules in line with current rules in the US. The standards will introduce the concept of "Comprehensive Income" to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or

comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. It is expected that this standard will be effective for the Trust's 2007 reporting. Any instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

ADDITIONAL INFORMATION

Additional information relating to Peyto Energy Trust can be found on SEDAR at www.sedar.com and www.peyto.com.

Quarterly information

	2006	2005			
	Q1	Q4	Q3	Q2	Q1
Operations					
Production					
Natural gas (mcf/d)	**110,878**	108,356	108,460	106,866	103,043
Oil & NGLs (bbl/d)	**4,143**	4,185	4,569	4,653	4,337
Barrels of oil equivalent (boe/d @ 6:1)	**22,622**	22,245	22,646	22,464	21,511
Average product prices					
Natural gas ($/mcf)	**9.26**	10.55	8.67	8.00	7.81
Oil & natural gas liquids ($/bbl)	**57.12**	58.43	57.22	51.03	55.52
Average operating expenses ($/boe)	**1.81**	1.95	1.70	1.30	1.22
Average transportation costs ($/boe)	**0.63**	0.70	0.66	0.68	0.68
Field netback ($/boe)	**40.02**	43.33	38.39	33.97	35.50
General & administrative expense ($/boe)	**0.06**	0.05	0.13	0.10	0.06
Interest expense ($/boe)	**1.36**	0.91	1.16	1.25	0.97
Financial ($000 except per unit)					
Revenue	**113,717**	127,633	110,566	99,427	94,069
Royalties (net of ARTC)	**27,258**	33,522	25,654	25,954	21,672
Funds from operations	**78,617**	86,607	77,179	66,548	66,636
Funds from operations per unit*	**0.76**	0.85	0.78	0.69	0.69
Total distributions	**41,517**	36,773	35,505	33,898	30,472
Total distributions per unit*	**0.40**	0.36	0.36	0.35	0.315
Payout ratio	**53%**	42%	46%	51%	46%
Cash distributions (net of DRIP)	**34,665**	33,771	32,318	31,023	29,982
Payout ratio	**44%**	39%	42%	47%	45%
Earnings	**45,293**	60,745	37,702	25,690	37,431
Earnings per diluted unit*	**0.44**	0.60	0.38	0.27	0.39
Capital expenditures	**145,094**	107,647	93,001	58,730	99,074
Weighted average trust units outstanding*	**103,910,640**	102,148,411	98,584,597	96,848,988	96,664,210

Exemption # 34773

*Note: prior periods restated for 2 for 1 split of trust units completed May 31, 2005.

Exemption # 34773

Peyto Energy Trust

Consolidated Balance Sheets

(unaudited)

	March 31, 2006	December 31, 2005 $
Assets		
Current		
Accounts receivable *(Note 4)*	**76,549,171**	82,793,463
Due from private placements	**-**	27,450,247
Prepaid expenses and deposits	**2,100,918**	1,795,540
	78,650,089	112,039,250
Property, plant and equipment *(Note 2)*	**958,541,280**	832,887,287
	1,037,191,369	944,926,537
Liabilities and Unitholders' Equity		
Current		
Accounts payable and accrued liabilities	**138,779,125**	208,284,019
Capital taxes payable	**110,412**	110,412
Cash distributions payable	**11,833,395**	11,529,973
Provision for future performance based compensation	**12,286,051**	8,748,198
	163,008,983	228,672,602
Long-term debt *(Note 3)*	**300,000,000**	180,000,000
Provision for future performance based compensation	**2,685,313**	1,400,970
Asset retirement obligations	**5,113,203**	4,729,098
Future income taxes	**116,969,965**	108,292,966
	424,768,481	294,423,034
Unitholders' equity		
Unitholders' capital *(Note 4)*	**370,046,706**	328,735,910
Units to be issued *(Note 4)*	**10,828,830**	28,332,345
Accumulated earnings	**381,219,006**	335,925,837
Accumulated distributions *(Note 5)*	**(312,680,637)**	(271,163,191)
	449,413,905	421,830,901
	1,037,191,369	944,926,537

See accompanying notes

On behalf of the Board:

(signed) *"Michael MacBean"*
Director

(signed) *"Donald T. Gray"*
Director

Exemption # 34773

Peyto Energy Trust

Consolidated Statements of Earnings and Accumulated Earnings

(unaudited)

For the three months ended March 31,

	2006	2005
	$	$
Revenue		
Petroleum and natural gas sales, net	**86,459,216**	72,396,948
Expenses		
Operating *(Note 6)*	**3,675,966**	2,363,373
Transportation	**1,273,833**	1,316,167
General and administrative *(Note 7)*	**125,933**	110,643
Future performance based compensation provision	**4,822,196**	3,927,039
Interest on long term debt	**2,766,580**	1,870,657
Depletion, depreciation and accretion *(Note 2)*	**19,824,539**	12,809,296
	32,489,047	22,397,175
Earnings before taxes	**53,970,169**	49,999,773
Taxes		
Future income tax expense	**8,677,000**	12,469,000
Capital tax expense	**-**	100,000
	8,677,000	12,569,000
Net earnings for the period	**45,293,169**	37,430,773
Accumulated earnings, beginning of period	**335,925,837**	174,358,093
Accumulated earnings, end of period	**381,219,006**	211,788,866
Earnings per unit *(Note 4)*		
Basic	**0.44**	0.385
Diluted	**0.44**	0.385

See accompanying notes

Peyto Energy Trust

Consolidated Statements of Cash Flows

(unaudited)

For the three months ended March 31,

	2006	2005
	$	$
Cash provided by (used in)		
Operating Activities		
Net earnings for the period	**45,293,169**	37,430,773
Items not requiring cash:		
Future income tax expense	**8,677,000**	12,469,000
Depletion, depreciation and accretion	**19,824,539**	12,809,296
Change in non-cash working capital related to operating activities	**25,266,416**	(9,700,436)
	99,061,124	53,008,633
Financing Activities		
Issue of trust units, net of costs and DRIP	**16,955,049**	4,430,515
Cash distribution paid (net of DRIP)	**(34,665,214)**	(29,982,211)
Increase in bank debt	**120,000,000**	30,000,000
Change in non-cash working capital related to financing activities	**19,655,649**	28,169,020
	121,945,484	32,617,324
Investing Activities		
Additions to property, plant and equipment	**(145,094,428)**	(99,074,410)
Change in non-cash working capital related to investing activities	**(75,912,180)**	13,448,453
	(221,006,608)	(85,625,957)
Net increase (decrease) in cash	**-**	-
Cash, beginning of period	**-**	-
Cash, end of period	**-**	-

See accompanying notes

Peyto Energy Trust

Notes to Consolidated Financial Statements

(unaudited)

March 31, 2006 and 2005

1. **Summary of Significant Accounting Policies**

The unaudited interim consolidated financial statements of Peyto Energy Trust (the "Trust") follow the same accounting policies as the most recent annual audited financial statements. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles applicable for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the 2005 audited consolidated financial statements.

These financial statements include the accounts of Peyto Energy Trust and its wholly owned subsidiaries, Peyto Exploration & Development Corp. and Peyto Operating Trust.

Certain comparative figures have been reclassified to ensure consistency with current period presentation.

2. **Property, Plant and Equipment**

	March 31, 2006 $	December 31, 2005 $
Property, plant and equipment	**1,121,398,873**	976,005,103
Accumulated depletion and depreciation	**(162,857,593)**	(143,117,816)
	958,541,280	832,887,287

At March 31, 2006 costs of $39,073,898 (March 31, 2005 - $28,663,020) related to undeveloped land have been excluded from the depletion and depreciation calculation.

3. **Long-Term Debt**

The Trust has a syndicated $350 million extendible revolving credit facility. The facility is made up of a $20 million working capital sub-tranche and a $330 million production line. The facilities are available on a revolving basis for a period of at least 364 days and upon the term out date may be extended for a further 364 day period at the request of the Trust, subject to approval by the lenders. In the event that the revolving period is not extended, the facility is available on a non-revolving basis for a one year term, at the end of which time the facility would be due and payable. Outstanding amounts on this facility bear interest at rates determined by the Trust's debt to cash flow ratio that range from prime to prime plus 0.75% for debt to cash flow ratios ranging from less than 1:1 to greater than 2.5:1. A General Security Agreement with a floating charge on land registered in Alberta is held as collateral by the bank. Subsequent to March 31, the Trust's banking syndicate has agreed to increase the credit facilities to $450 million.

4. **Unitholders' Capital**

Authorized: Unlimited number of voting trust units

Issued and Outstanding

Trust Units (no par value)	**Number of Shares/Units**	**Amount $**
Balance, December 31, 2004	47,725,272	138,953,026
Trust units issued by private placement	670,000	31,586,375
Trust unit issue costs	-	(103,010)

		Exemption # 34773
Trust units issued pursuant to DRIP	28,645	1,356,148
Trust units issued pursuant to 2 for 1 split	48,423,917	-
Trust units issued by public offering	5,000,000	152,750,000
Trust unit issue costs	-	(8,054,775)
Trust units issued pursuant to DRIP	279,561	7,448,146
Trust units issued pursuant to OTUPP	206,452	4,800,000
Balance, December 31, 2005	102,333,847	328,735,910
Trust units issued by private placement	1,393,940	34,378,613
Trust units issued pursuant to DRIP	210,945	4,871,521
Trust units issued pursuant to OTUPP	91,303	2,060,662
Balance, March 31, 2006	**104,030,035**	**370,046,706**

Units to be Issued

On March 2, 2005, Peyto implemented a Distribution Reinvestment Plan ("DRIP"). On November 21, 2005 the DRIP plan was amended to incorporate an Optional Trust Unit Purchase Plan ("OTUPP") which provides unitholders enrolled in the DRIP with the opportunity to purchase additional trust units from treasury subject to certain limitations, using the same pricing as the DRIP. On April 13, 2006, at a price of $23.98 per trust unit, 113,879 trust units were issued from treasury pursuant to the DRIP, and 337,699 trust units were issued from treasury pursuant to the OTUPP. $8,098,020 was included in accounts receivable for the funds due Peyto under the OTUPP.

Per Unit Amounts

Earnings per unit have been calculated based upon the weighted average number of units outstanding during the period of 103,910,640 (2005 – 96,664,210). There are no dilutive instruments outstanding.

*Note: prior periods have been restated for 2 for 1 split of trust units completed May 31, 2005.

5. **Accumulated Distributions**

Peyto's strategy is to distribute approximately 50 percent of funds from operations to our unitholders on a monthly basis with the balance being withheld to fund capital expenditures. Management and the Board are prepared to adjust the payout levels to balance desired distributions with our requirement to maintain an appropriate capital structure. During the quarter, the Trust paid total distributions to the unitholders in the aggregate amount of $41.5 million of which $34.7 million was settled in cash and $6.8 million was settled by the issuance of trust units pursuant to the DRIP (2005 – total $30.5 million; cash $30 million and DRIP $0.5 million) in accordance with the following schedule:

Production Period	Record Date	Distribution Date	Per Unit
January 2006	January 31, 2006	February 15, 2006	$0.12
February 2006	February 28, 2006	March 15, 2006	$0.14
March 2006	March 31, 2006	April 14, 2006	$0.14

6. **Operating Expenses**

The Trust's operating expenses include all costs with respect to day-to-day well and facility operations. Processing and gathering income related to joint venture and third party natural gas reduces operating expenses.

	2006	2005
	$	$
Field expenses	**5,395,979**	3,825,767

Processing and gathering income	**(1,720,013)**	(1,462,394)
Total operating costs	**3,675,966**	2,363,373

7. **General and Administrative Expenses**

General and administrative expenses are reduced by operating and capital overhead recoveries from operated properties.

	2006 **$**	2005 $
G&A expenses	**2,052,681**	1,410,620
Overhead recoveries	**(1,926,748)**	(1,299,977)
Net G&A expenses	**125,933**	110,643

8. **Financial Instruments**

The Trust is a party to certain off balance sheet derivative financial instruments, including fixed price contracts. The Trust enters into these contracts with well established counterparties for the purpose of protecting a portion of its future earnings and cash flows from operations from the volatility of petroleum and natural gas prices. The Trust believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Trust's firm commitment or forecasted transaction and the underlying basis of the instrument correlates highly with the Trust's exposure. A summary of contracts outstanding in respect of the hedging activities at March 31, 2006 is as follows:

Crude Oil Period Hedged	**Type**	**Daily Volume**	**Weighted Average Price (CAD)**
April 1 to June 30, 2006	Fixed price	1,100 bbl	$71.46/bbl
July 1 to September 30, 2006	Fixed price	900 bbl	$74.52/bbl
October 1 to December 31, 2006	Fixed price	600 bbl	$73.17/bbl

Natural Gas Period Hedged	**Type**	**Daily Volume**	**Weighted Average Price (CAD)**
April 1 to October 31, 2006	Fixed price	50,000 GJ	$8.23/GJ
April 1 to March 31, 2007	Fixed price	5,000 GJ	$9.27/GJ
Nov. 1, 2006 to March 31, 2007	Fixed price	45,000 GJ	$10.00/GJ
April 1 to October 31, 2007	Fixed price	5,000 GJ	$8.60/GJ

As at March 31, 2006, the Trust had committed to the future sale of 238,100 barrels of crude oil at an average price of $72.68 per barrel and 19,635,000 gigajoules (GJ) of natural gas at an average price of $8.88 per GJ or $10.39 per mcf based on the historical heating value of Peyto's natural gas. These contracts will generate revenue totaling $191.7 million. Based on the market's estimate of the future commodity prices as at March 31, 2006 the fair value of these contracts would be $171.6 million.

Subsequent to March 31, 2006 the Trust entered into the following contracts:

Natural Gas Period Hedged	**Type**	**Daily Volume**	**Price (CAD)**

April 1 to October 31, 2007	Fixed price	5,000 GJ	$10.25/GJ

Fair Values of Financial Assets and Liabilities

The Trust's financial instruments include accounts receivable, current liabilities, provision for future performance based compensation and long term debt. At March 31, 2006, the carrying value of accounts receivable, current liabilities and provision for future performance based compensation approximate their value due to their short term nature or method of determination. The carrying value of the long term debt approximates its fair value due to the floating rate of interest charged under the facilities.

Credit Risk

A substantial portion of the Trust's accounts receivable is with petroleum and natural gas marketing entities. The Trust generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Trust's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which they extend credit. The Trust has not previously experienced any material credit losses on the collection of accounts receivable. Of the Trust's significant individual accounts receivable at March 31, 2006, approximately 39% was due from two companies (December 31, 2005 – 42%).

The Trust may be exposed to certain losses in the event of non-performance by counter-parties to commodity price contracts. The Trust mitigates this risk by entering into transactions with counter-parties that have investment grade credit ratings.

Interest rate risk

The Trust is exposed to interest rate risk in relation to interest expense on its revolving demand facility. At March 31, 2006, the increase or decrease in earnings for each 1% change in interest rate paid on the outstanding revolving demand loan amounts to approximately $2.7 million per annum.

9. **Supplemental Cash Flow Information**

	2006	2005
	$	$
Cash interest paid during the period	**2,766,580**	1,870,657
Cash taxes paid during the period	**-**	-

10. **Contingencies and Commitments**

a) Contingent Liability

From time to time, Peyto is the subject of litigation arising out of Peyto's operations. Damages claimed pursuant to such litigation, including the litigation discussed below, may be material or may be indeterminate and the outcome of such litigation may materially impact Peyto's financial condition or results of operations. While Peyto assesses the merits of each lawsuit and defends itself accordingly, Peyto may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on Peyto's financial position.

Peyto has been named in a Statement of Claim issued by Canadian Natural Resources Limited and affiliates ("CNRL"), claiming $13M in damages for alleged breaches of duty as operator of jointly owned properties, and an interim and permanent injunction to prevent Peyto from proceeding with the completion of a well on those properties. CNRL alleges that Peyto failed to take proper steps as operator of a joint well (the "Well") on lands that offset 100% Peyto owned lands. Peyto has filed a Statement of Defence defending the allegations set forth in the Statement of Claim. The injunction

claimed by CNRL was to prevent Peyto from completing the Well at a target location which had been agreed upon by both parties. Although claimed in the Statement of Claim, CNRL did not apply for an interim injunction, and Peyto completed the Well as planned, but no commercial production was obtained. Accordingly, it remains to be seen whether CNRL will proceed with the action. If the action goes ahead, Peyto intends to defend itself vigorously. Although the outcome of this matter is not determinable at this time, Peyto believes that this claim will not have a material adverse effect on Peyto's financial position or results of operations.

b) Commitments

The Trust is committed to payments under operating leases for office space as follows:

	$
2006	715,112
2007	953,484
2008	1,096,641
2009	1,096,641
2010	1,096,641
2011	1,096,641
	6,055,160

11. Related Party Transactions

During the period, the Trust paid $620,218 to a company with a shareholder who is also a director of the Trust, related to a joint venture capital project. Costs associated with this joint venture capital project are billed and paid in accordance with normal business operations. Included in accounts receivable at March 31, 2006 is $659,709 owing from the company for the related cash call.

An officer of the Trust is a partner of a law firm that provides legal services to the Trust. The fees charged are based on standard rates and time spent on matters pertaining to the Trust and its subsidiaries. For the first quarter of 2006, the accrued and actual legal fees totaled $31,747 (2005 - $80,000).

Peyto Exploration & Development Corp. Information

Officers

Don Gray
President and Chief Executive Officer

Ken Veres
Vice-President, Exploration

Darren Gee
Vice President, Engineering

Scott Robinson
Vice President, Operations

Glenn Booth
Vice President, Land

Kathy Turgeon
Vice President, Finance

Stephen Chetner
Corporate Secretary

Cheree Stephenson
Controller

Directors

Ian Mottershead
Rick Braund
Don Gray
Brian Craig
Roberto Bosdachin
John Boyd
Michael MacBean

Auditors
Deloitte & Touche LLP

Solicitors
Burnet, Duckworth & Palmer LLP

Bankers
Bank of Montreal
Union Bank of California
Canadian Imperial Bank of Commerce
Royal Bank of Canada
BNP Paribas

Transfer Agent
Valiant Trust Company

Head Office
2900, 450 – 1st Street SW
Calgary, AB
T2P 5H1

Phone: 403.261.6081
Fax: 403.451.4100
Web: www.peyto.com

Stock Listing Symbol: PEY.un
Toronto Stock Exchange